Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Lauren Hamill, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 811-03212 and 002-73024

Dear Ms. Hamill:

On behalf of Nationwide Variable Insurance Trust (the "Registrant") and its series the BlackRock NVIT Equity Dividend Fund (formerly, Invesco NVIT Comstock Value Fund) (the "Fund"), below you will find the Registrant's responses to the comments conveyed by you on March 21, 2017, with regard to Post-Effective Amendment No. 195 (the "Amendment") to the Registrant's registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the "SEC") on February 3, 2017, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the "Securities Act").

Below we have provided your comments and the Registrant's response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Portfolio Turnover

1.	Comment: Please add "portfolio turnover risk" to the Principal Risks section if the Registrant expects portfolio turnover for the most recent fiscal year to be greater than 100%.

Response: During the most recent fiscal year, the Fund's portfolio turnover rate was 17.26% of the average value of its portfolio.  Therefore, the Registrant will not include "portfolio turnover risk" in the Principal Risks section of the prospectus.

Fund Summary: Principal Investment Strategies

2.
Comment: The second sentence of the first paragraph under "Principal Investment Strategies" states that, "the Fund will invest at least 80% of its net assets in equity securities and at least 80% of its net assets in dividend-paying securities."  Please confirm whether the 80% policy includes any borrowings for investment purposes.

Response: The Registrant confirms that the Fund does not intend to engage in any borrowings for investment purposes and, as a result, is inapplicable to the 80% policy.

3.
Comment: The "Principal Investment Strategies" section of the fund summary states that the Fund will invest in, among other asset classes, "securities or other instruments with prices linked to the value of common stock."  Please confirm: (i) whether these "securities or other instruments" are derivatives, (ii) whether such derivatives will be considered equity securities for purposes of the 80% policy; and (iii) whether these securities will be valued at notional value or marked-to-market.

Response: (i) The Registrant confirms that the Fund may invest in securities or other instruments with prices linked to the value of common stock, which may include derivatives.  The Registrant notes, however, that the Fund does not intend to invest in such derivatives to an extent that would require the disclosure of derivatives in either the Principal Investment Strategies or the Principal Risks.  (ii) The Registrant confirms that derivatives that provide economic exposure to assets that are consistent with its name will be counted towards compliance with the 80% policy.  (iii) The Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain circumstances.  Notwithstanding the foregoing, the Registrant historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate.  Accordingly, the Registrant confirms

U.S. Securities and Exchange Commission

that derivatives that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy.

4.	Comment: Please confirm that the Fund does not intend to invest in emerging market securities to an extent that would require disclosure in the Principal Investment Strategies.

Response: The Registrant confirms that the Fund does not intend to invest in emerging market securities to an extent that would require disclosure in the Principal Investment Strategies.

Fund Summary: Principal Risks

5.	Comment: Consider adding "currency risk" as a separate principal risk in the summary prospectus.

Response: The Registrant respectfully declines to add "currency risk" as a separate principal risk in the summary prospectus.  The Registrant notes that currency risk is described under "foreign securities risk" in the summary prospectus and under "foreign currencies" in the section entitled "Risks of Investing in the Fund" beginning on page 6.

Fund Summary: Portfolio Management

6.	Comment: In the Portfolio Managers table, under "Length of Service with Fund," consider listing the month and year of each portfolio manager's commencement of service with the Fund.

Response: The Registrant respectfully declines to make this change.

Investing with Nationwide Funds: Choosing a Share Class

7.	Comment: Because the Fund will not have sold Class Y shares as of the effective date, please change "are sold" to "will be sold" with respect to Class Y shares.

Response: The Registrant respectfully declines to make this change because the Fund's post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act will include the Fund in the prospectus, as well as other Funds that do currently offer Class Y shares.  Therefore, the phrase "are sold" will be accurate in the post-effective amendment filing when used to reference the Funds in the aggregate.

Statement of Additional Information

U.S. Securities and Exchange Commission

Investment Advisory and Other Services: Subadvisory Fees Paid

8.
Comment: Please consider adding a footnote to the table indicating that the subadvisory fees that NFA paid to a subadviser on behalf of the Fund for the past three fiscal years were paid to the Fund's previous subadviser.

Response: The Registrant has added the footnote as requested.

Appendix C – Portfolio Managers

9.	Comment: Please confirm that the table listing of portfolio managers' investments in each Fund will be updated as of the end of the most recently completed fiscal year.

Response: The Registrant confirms that the table will be updated.

In connection with the Registrant's responses to the SEC Staff's comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant's filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire